File No. 70-9541

UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Application of Northeast Utilities,	)	
The Connecticut Light and Power Company,	)	
Public Service Company of New Hampshire,	)	
Western Massachusetts Electric Company,	)	
NU Enterprises, Inc.,	)	CERTIFICATE PURSUANT TO RULE 24
Northeast Generation Company,	)	UNDER THE PUBLIC UTILITY HOLDING
Northeast Generation Services Company,	)	COMPANY ACT OF 1935
Select Energy, Inc.,	)	
Select Energy Services, Inc.,	)	
Select Energy Contracting, Inc.,	)	
Reeds Ferry Supply Co., Inc.,	)	
on Form U-1	)	

Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, Northeast Utilities ("NU"), a registered holding company, hereby files this quarterly report as required by the Securities and Exchange Commission's order authorizing the payment of dividends out of capital or unearned surplus and/or the repurchase of capital stock. (HCAR No. 35-27147, March 7, 2000, File No. 70-9541) ("Order").

For the quarter ended March 31, 2005, the following information is reported pursuant to the Order:

1) A total capitalization calculation to include a breakdown of the common stock equity account and by percentage for each equity and debt category for the period ending for each Applicant that indicates the amount, if any, of dividends paid to NU and/or the amount of repurchased stock from NU during the quarter; total capitalization is to include all short-term debt and current maturities.

The Connecticut Light and Power Company (CL&P)	**As of March 31, 2005**	
	(Thousands of Dollars)	**%**
Common stockholder's equity		
Common stock	$ 60,352	1.9 %
Capital surplus, paid in	436,661	13.6
Retained earnings	358,861	11.2
Total common stockholder's equity	855,874	26.7
Preferred stock	116,200	3.6
Long-term and short-term debt	1,273,665	39.8
Rate reduction bonds	958,485	29.9
	$ 3,204,224	100.0 %

A common dividend of $13,458,507.15 was declared on March 16, 2005, and was paid to NU on March 31, 2005.

Public Service Company of New Hampshire (PSNH)	As of March 31, 2005	
	(Thousands of Dollars)	%
Common stockholder's equity		
Common stock	$ -	- %
Capital surplus, paid in	156,338	11.7
Retained earnings	245,937	18.5
Total common stockholder's equity	402,275	30.2
Long-term and short-term debt	513,493	38.5
Rate reduction bonds	418,055	31.3
	$ 1,333,823	100.0 %

A common dividend of $6,127,758.00 was declared on March 16, 2005, and was paid to NU on March 31, 2005.

Western Massachusetts Electric Company (WMECO)	As of March 31, 2005	
	(Thousands of Dollars)	%
Common stockholder's equity		
Common stock	$ 10,866	2.0 %
Capital surplus, paid in	75,776	14.0
Retained earnings	80,371	14.8
Total common stockholder's equity	167,013	30.8
Long-term and short-term debt	256,336	47.2
Rate reduction bonds	119,612	22.0
	$ 542,961	100.0 %

A common dividend of $1,921,166.26 was declared on March 16, 2005, and was paid to NU on March 31, 2005.

There were no other dividends paid to NU and/or repurchased stock from NU for the other applicants during this quarter.

2)   The current senior debt rating of each Applicant to include a representation that the rating is at or above investment grade.

As of March 31, 2005, the senior secured (or, in the case of WMECO, senior unsecured) debt ratings issued by Standard and Poor's Corporation of CL&P, PSNH and WMECO are A-, BBB+ and BBB+, respectively. Each company represents that such ratings are "investment grade" ratings.

3)   The amount of cash-on-hand both during the quarter and as of the end of each quarter for CL&P, PSNH and WMECO to include a representation as to whether internal cash funds available during the quarter were sufficient to fund each company's normal business operations or had to be supplemented with borrowings from working capital facilities.

NU represents that during the quarter ended March 31, 2005, internal cash funds available during the quarter, combined with financing activities set forth below, were sufficient to fund each company's normal business operations.

	Cash beginning of period 01/01/05	Net cash flows provided by operating activities	Net cash flows (used in) investing activities	Net cash flows provided by financing activities	Cash end of period 03/31/05
			(Thousands of Dollars)		
CL&P	$5,608	$6,729	$(96,062)	$84,910	$1,185
PSNH	4,855	30,990	(43,557)	9,146	1,434
WMECO	1,678	7,751	(11,213)	2,425	641

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate to be signed on its behalf by the undersigned thereunto duly authorized.

NORTHEAST UTILITIES
(Registered Holding Company)

/s/ John P. Stack
  John P. Stack
  Vice President - Accounting and Controller
  Northeast Utilities
  P.O. Box 270
  Hartford, CT 06141-0270
  May 26, 2005